Exhibit 3
Execution Version

DIVIDEND AND ASSIGNMENT AGREEMENT
This Dividend and Assignment Agreement (this “Agreement”) is made and entered into, and is effective as of October 26, 2021 (the “Effective Date”), by and between Phillips 66 Company, a Delaware corporation (“P66 Company”), and Phillips 66 Project Development Inc., a Delaware corporation and wholly owned subsidiary of P66 Company (“P66 PDI”).
RECITALS
WHEREAS, reference is made to that certain Third Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP, a Delaware limited partnership (the “Partnership”), dated as of August 1, 2019 (the “Partnership Agreement”);
WHEREAS, immediately prior to the effectiveness of the transactions contemplated by this Agreement, P66 Company owns all of the issued and outstanding common stock of P66 PDI;
WHEREAS P66 PDI owns 169,760,137 common units (“Common Units”) representing limited partner interests in the Partnership;
WHEREAS, the Board of Directors of P66 PDI (the “P66 PDI Board”) has determined that it is advisable and in the best interests of P66 PDI and its sole stockholder to declare and pay a dividend of all of its right, title and interest in and to 1,697,601 Common Units (the “Subject Units”), representing approximately 1% of the outstanding Common Units held by P66 PDI, to P66 Company, its sole stockholder (the “Dividend”);
WHEREAS, pursuant to Section 154 of the General Corporation Law of the State of Delaware (the “DGCL”), in connection with the declaration and payment of the Dividend, the P66 PDI Board, based on a review of P66 PDI’s most recent financial statements and such other materials and information relevant to the determination of the fair value of the assets and liabilities of P66 PDI, determined that the fair value of the total assets of P66 PDI exceeds the total liabilities of P66 PDI plus the capital of P66 PDI (as determined pursuant to Sections 154 and 244 of the DGCL) by an amount which exceeds the amount of the Dividend;
WHEREAS, the P66 PDI Board, determined that, immediately following the payment of the Dividend, (i) the assets of P66 PDI will exceed its liabilities (including contingent liabilities), (ii) P66 PDI will be able to pay its debts (including contingent liabilities) as they become due, (iii) P66 PDI will not have an unreasonably small amount of assets (or capital) for the businesses in which it is engaged or in which it intends to engage and (iv) the payment of the Dividend will not impair P66 PDI’s ability to continue as a going concern;
WHEREAS, the P66 PDI Board declared the Dividend to be payable on the date hereof (the “Payment Date”) to the holders of record of all the issued and outstanding shares of its common stock as of the close of business on October 15, 2021 (the “Record Date”); and
WHEREAS, P66 Company desires to accept the Dividend.
NOW, THEREFORE, in consideration of the foregoing premises and the undertakings herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
AGREEMENT
Section 1.    Dividend. P66 PDI hereby pays the Dividend by assigning to P66 Company (the sole stockholder of P66 PDI as of the Record Date) all of P66 PDI’s right, title and interest in and to the Subject Units, together with all rights and obligations existing or arising with respect to the Subject Units, whether arising or attributable to periods prior to or after the Effective Date, as set forth in the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act, as amended.
Section 2.    Acceptance. P66 Company hereby accepts the assignment of the Subject Units from P66 PDI pursuant to Section 1 and assumes and agrees to observe and perform all of the duties, obligations, terms, provisions, covenants and agreements, and to pay and discharge all of the liabilities of the Partnership to be observed, performed, paid or discharged from and after the date hereof, in connection with the Subject Units.
Section 3.    Effect of Dividend. Effective as of the Effective Date and simultaneously with the assignment and acceptance contemplated hereby: (a) P66 PDI shall cease to have any right, title or interest in or to the Subject Units; (b) P66 PDI shall have no further rights or obligations with respect to the Subject Units; and (c) P66 Company is hereby admitted as a limited partner of the Partnership in accordance with the Partnership Agreement.

Section 4.    Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of each of the parties hereto.
Section 5.    Assignment. Neither this Agreement nor any of the rights or obligations of the parties hereunder may be assigned by any party hereto without the written consent of each other party hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.
Section 6.    Further Assurances. Subject to the terms and conditions provided herein, each party hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable, whether under applicable laws and regulations or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement.
Section 7.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of law rules thereof.
Section 8.    Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of any provision in any other jurisdiction.

Section 9.    Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto executed this Agreement as of the date first above written.

P66 COMPANY

PHILLIPS 66 COMPANY

By: /s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: Executive Vice President, Finance and Chief Financial Officer

[Signature Page to Dividend and Assignment Agreement]

P66 PDI

PHILLIPS 66 PROJECT DEVELOPMENT INC.
By:     /s/ Benjamin Hur
Name:    Benjamin Hur
Title:    Vice President

[Signature Page to Dividend and Assignment Agreement]